SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549

                                 SCHEDULE 13D/A

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                       SIMON TRANSPORTATION SERVICES INC.
                       ----------------------------------
                                (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
               -----------------------------------------------
                         (Title of Class of Securities)

                                    828813105

                      (CUSIP Number of Class of Securities)

                  Wynnefield Partners Small Cap Value, L.P.
                         450 Seventh Avenue - Suite 509
                            New York, New York 10123
                          Attention: Mr. Nelson Obus
                          --------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                              November 14, 2000
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (continued on following pages)

                               (Page 1 of 8 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------

CUSIP No. 828813105                                         Page  2  of  8 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

--------------------------------------------------------------------------------
                                   7.    SOLE VOTING POWER
  NUMBER OF                              111,982
    SHARES                  ----------------------------------------------------
 BENEFICIALLY                      8.    SHARED VOTING POWER
    OWNED BY                             None
 EACH REPORTING             ----------------------------------------------------
   PERSON                          9.    SOLE DISPOSITIVE POWER
    WITH                                 111,982
                                   10.   SHARED DISPOSITIVE POWER
                                         None
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            111,982 shares of Class A Common Stock
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                              [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1% of Class A Common Stock
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN

                               (Page 2 of 8 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------

CUSIP No. 828813105                                         Page  3  of  8 Pages
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:  Wynnefield Small Cap Value Offshore Fund,
            Ltd.
            S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS

--------------------------------------------------------------------------------
                                   7.    SOLE VOTING POWER
  NUMBER OF                              102,750
    SHARES                  ----------------------------------------------------
 BENEFICIALLY                      8.    SHARED VOTING POWER
    OWNED BY                             None
 EACH REPORTING             ----------------------------------------------------
   PERSON                          9.    SOLE DISPOSITIVE POWER
    WITH                                 102,750
                                   10.   SHARED DISPOSITIVE POWER
                                         None
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            102,750 shares of Class A Common Stock
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                              [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.9% of Class A Common Stock
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO

                               (Page 3 of 8 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------

CUSIP No. 828813105                                         Page  4  of  8 Pages
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value,
            L.P.I
            S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

--------------------------------------------------------------------------------
                                   7.    SOLE VOTING POWER
  NUMBER OF                              159,268
    SHARES                  ----------------------------------------------------
 BENEFICIALLY                      8.    SHARED VOTING POWER
    OWNED BY                             None
 EACH REPORTING             ----------------------------------------------------
   PERSON                          9.    SOLE DISPOSITIVE POWER
    WITH                                 159,268
                                   10.   SHARED DISPOSITIVE POWER
                                         None
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            159,268 shares of Class A Common Stock
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                              [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.0% of Class A Common Stock
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN

                               (Page 4 of 8 Pages)

Item 1. Security and Issuer.

      This Statement relates to shares of Class A Common Stock, $0.01 par value per share (the "Shares"), of Simon Transportation Services Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5175 West 2100 South, West Valley City, Utah 84120.

Item 2. Identity and Background.

      (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

      Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

      The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:

Name                             Number of Shares         Consideration Paid
------------------------ ---------------------------- --------------------------
Partnership                               7,500                 $38,766.00

Partnership-I                             8,900                 $46,002.32

Fund                                      3,600                 $18,607.68

                               (Page 5 of 8 Pages)

      Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

      Each member of the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If any member of the Wynnefield Group determines that ownership of the Issuer's securities represents an attractive investment opportunity, it reserves the right to purchase additional Shares with the understanding that neither such purchase nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

      Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

      (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 374,000 Shares. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group.

      However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 6.96% of the outstanding Shares of Class A Common Stock of the Issuer, based on the 5,372,958 Shares of Class A Common Stock reported as outstanding on July 31, 2000 in the Issuer's latest Quarterly Report on Form 10-Q.

      Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

      (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

                               (Page 6 of 8 Pages)

      (c) In the past sixty (60) days, the entities in the Wynnefield Group made their separate purchases of Shares as follows:

     Name     Transaction      Date           Number of Shares  Price Per Share
     ----     -----------      ----           ----------------  ---------------

Partnership       Buy       October 17, 2000         2,200            $5.2500

Partnership       Buy       October 18, 2000           400            $5.2500

Partnership       Buy       October 30, 2000         3,200            $5.2500

Partnership       Buy       October 31, 2000         1,800            $5.2500

Partnership       Buy       November 1, 2000         1,900            $5.1250

Partnership       Buy       November 8, 2000         1,800            $5.1250

Partnership       Buy       November 14, 2000        7,500            $5.1688

Partnership       Buy       November 28, 2000        1,000            $5.0625

Partnership       Buy       December 5, 2000         1,000            $5.0625




Partnership-I     Buy       October 17, 2000         2,700            $5.2500

Partnership-I     Buy       October 18, 2000           400            $5.2500

Partnership-I     Buy       October 30, 2000         3,700            $5.2500

Partnership-I     Buy       October 31, 2000         2,000            $5.2500

Partnership-I     Buy       November 1, 2000         2,200            $5.1250

Partnership-I     Buy       November 8, 2000         2,200            $5.1250

Partnership-I     Buy       November 14, 2000        8,900            $5.1688




Fund              Buy       October 17, 2000         1,100            $5.2500

Fund              Buy       October 18, 2000           200            $5.2500

Fund              Buy       October 30, 2000         1,500            $5.2500

Fund              Buy       October 31, 2000           800            $5.2500

Fund              Buy       November 1, 2000           900            $5.1250

                               (Page 7 of 8 Pages)

Fund              Buy       November 8, 2000         1,000            $5.1250

Fund              Buy       November 14, 2000        3,600            $5.1688

      (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 374,000 Shares (representing 6.96% of the outstanding Shares), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, but only from such Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

      Dated: December 14, 2000

                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:     Wynnefield Capital Management, LLC,
                                    General Partner

                            By:     /s/ Nelson Obus
                                    -------------------------------------
                                    Nelson Obus, Managing Member

                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:     Wynnefield Capital, Inc.

                                    /s/ Nelson Obus
                                    -------------------------------------
                                    Nelson Obus, President

                               (Page 8 of 8 Pages)